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FOR IMMEDIATE RELEASE



For Further Information Contact:
S. Robert Davis (614)889-1143


                S. ROBERT DAVIS TO SOLICIT PROXIES IN OPPOSITION
                         TO BOARD OF DCB FINANCIAL CORP.

DUBLIN, OH - October 11, 2002 - S. Robert Davis filed today an amendment to the
Schedule 13D filing originally filed with the Securities and Exchange Commission on May 7, 2002. The Amendment discloses that Mr. Davis intends to seek representation on the Board of Directors of DCB Financial Corp. by nominating a slate of three Director candidates for election at the 2003 Annual Shareholders' Meeting of DCB Financial Corp. The Amendment also indicates that Mr. Davis intends to solicit proxies from the company's shareholders to vote their shares in favor of his proposed slate of Directors.

S. Robert Davis, a shareholder of DCB Financial Corp., said: "I have consistently maintained that the shareholders are not realizing the full value of their investment in the company. So far, the Board has ignored my requests that it take what I consider to be necessary steps towards improving the company's performance. I hope that by gaining representation on the Board of Directors, I might be able to accelerate that process."

Mr. Davis also stated that the recent termination of Larry D. Coburn as the President and Chief Executive Officer of DCB Financial Corp. will have no impact on the lawsuit that he filed against the company's Board of Directors on June 21, 2002 in the United States District Court for the Southern District of Ohio. "Although I support the Board's decision to terminate Mr. Coburn's employment and in fact had demanded that the Board do so at the company's 2002 Annual Shareholders' Meeting, that action does not diminish the allegations contained in my complaint. I have no plans to voluntarily dismiss that action, and will continue to vigorously pursue the complaint for the benefit of the company." As of today's date, U.S. District Court Judge Graham had not issued a decision on pending motions filed by counsel for both sides, and there was no indication as to when a decision might be issued.

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